SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: May 17, 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE,

VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

Material Change Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: May 17, 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (the “Company”)

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

2.	DATE OF MATERIAL CHANGE

May 7, 2012

3.	NEWS RELEASE

News releases were issued on May 8 and May 11, 2012 and were disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

At a meeting held on May 7, 2012, the Company’s Board of Directors appointed four new directors. The newly appointed directors are Ms. Jill Gardiner, Mr. Peter Gillin, Ms. Isabelle Hudon and Dr. David Klingner. The Board also accepted the director resignations of Messrs. Michael Gordon, David Huberman and Robert Holland and, on May 9, 2012, appointed Ms. Livia Mahler to fill one of the resulting vacancies. The Board also resolved to appoint Dr. Klingner as Chairman.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

At a meeting held on May 7, 2012, the Company’s Board of Directors appointed four new directors. The newly appointed directors are Ms. Jill Gardiner, Mr. Peter Gillin, Ms. Isabelle Hudon and Dr. David Klingner.

Ms. Jill Gardiner was a senior executive of RBC Capital Markets where she held a variety of posts including Head of British Columbia, Head of Forest Products Group and Head of Global Utilities Group. She is currently a Director of Parkbridge Lifestyle Communities, a Director of Timber Investments, Chair of the Banff Centre Foundation and a Governor of The Banff Centre. Ms. Gardiner is based in Vancouver.

Mr. Peter Gillin has served as Chairman and Chief Executive Officer of Tahera Diamond Corporation, President, Chief Executive Officer and Director of Zemex Corporation, and held a number of senior positions with NM Rothschild & Sons Canada Limited, including Vice Chairman, Director, and CEO. He is currently a Non-Executive Director of several public companies including Silver Wheaton Corporation, Dundee Precious Metals and Sherritt International Corp. Mr. Gillin is based in Toronto.

Ms. Isabelle Hudon is currently President of Sun Life Financial Quebec and previously served as President of Marketel and President and Chief Executive Officer of the Board of Trade of Metropolitan Montreal. She chairs the board of directors of the Université du Québec à Montréal. Isabelle is also a board member of Hydro-Québec, Aéroports de Montréal, Holt Renfrew Canada, and the Institute for Research on Public Policy. Ms. Hudon is based in Montreal.

Dr. David Klingner has been a corporate director since 2004 after spending 38 years in the mining industry. During his career with Rio Tinto, he held a variety of positions including Head of Exploration, Group Executive responsible for Rio Tinto’s coal and gold businesses in Australia and Indonesia and Managing Director of Kaltim Prima Coal in Indonesia. Dr. Klingner retired from Rio Tinto in 2004. He currently serves as Non-Executive Chairman of Energy Resources of Australia Ltd and Chairman of Codan Limited. Dr. Klingner is based in Melbourne.

The Board also accepted the director resignations of Messrs. Michael Gordon, David Huberman and Robert Holland and, on May 9, 2012, appointed Ms. Livia Mahler to fill one of the resulting vacancies. Ms. Mahler previously served as a director of the Company between March 2009 and April 2012. The Board also resolved to appoint Dr. Klingner as Chairman.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly A. Bartlett

Vice President and Corporate Secretary

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 17th day of May, 2012.